UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

_______________________

THE DEWEY ELECTRONICS CORPORATION
(Name of Subject Company)

_______________________

Common Stock, $0.01 par value
(Title of Class of Securities)

252063102
(CUSIP Number of Class of Securities)

 _______________________

William J. Golden
Polymathes Capital LLC
20 Nassau Street, Suite 12B
Princeton, New Jersey 08542
(609) 945-1690
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

September 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	810202101

1	NAMES OF REPORTING PERSONS Polymathes Founder Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,687
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 97,687
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.17%
14	TYPE OF REPORTING PERSON (See Instructions) PN

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This amendment No. 1 to Schedule 13D (this “Amendment No. 1”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on June 13, 2013 (the Initial 13D and, as amended and supplemented by this Amendment No. 1, collectively the “Schedule 13D”), by the Reporting Person, relating to the Common Stock, $0.01 par value of the Issuer, a New York Corporation. Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplemented and amended as follows:

Item 3. Source and Amount of Funds or other consideration

The Reporting Person may be deemed to be the beneficial owner of, in aggregate, 97,687 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person collectively was approximately $157,175.00 (including commissions and premiums). The source of funding for these Shares was the general working capital of the Reporting Person.

Item 4. Purpose of Transaction

On September 2, 2016, John Wachter, a manager of the Reporting Person, sent a letter to John HD Dewey, Chairman of the Board of Directors of the Issuer. In the letter, the Reporting Person puts forth a tentative offer to the Board of Directors of the Issuer to purchase all outstanding shares of the Issuer at $3.00 per Share. The letter is attached hereto as Exhibit A and incorporated by reference in this Item 4 in its entirety.

Item 5. Interest in Securities of the Issuer

(a) - (e) As of the date hereof, (i) Reporting Person may be deemed to be the beneficial owner of 97,687 Shares, constituting approximately 7.17% of the Shares. The Reporting Person may be deemed to have the sole power to vote 97,687 Shares. There have been no transactions by the Reporting Person in the securities of the Issuer during the past sixty days. The limited partners of (or investors in) the Reporting Person have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Reporting Person in accordance with their respective limited partnership interests (or investment percentages) in the Reporting Person.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Letter, dated September 2, 2016

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Polymathes Founder Fund LP

Dated: September 2, 2016	By:	/s/ John Wachter
	Name:	John Wachter
	Title:	Manager

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Polymathes Capital LLC 20 Nassau Street | Ste. 12 Princeton, New Jersey 40°21' N 74°40' W Tel: (609) 945-1690

September 2, 2016

Board of Directors

The Dewey Electronics Corporation

27 Muller Road

Oakland, NJ  07436

Letter of to Mr. John Dewey and the Board of Directors

Mr. Dewey and Members of the Board:

On February 20, 2016, we sent the Board and you a confidential draft of a Letter of Intent (the “Letter of Intent”) to begin an informal discussion of whether it would make sense for Polymathes Capital, and its affiliates, (collectively “PolyCap”) to effectuate a purchase of substantially all of the operating assets of The Dewey Electronics Corporation (“DEWY” or the “Company”) via an asset purchase of the Company’s operating assets and a tender for a substantial portion of the Company’s public stock (the “PolyCap Plan”). At your behest, we specifically categorized the Letter of Intent as a “confidential draft” so that we could discuss potential terms with you without escalating the process.  On March 2, 2016, without so much as one phone call for discussion, you sent an official letter rejecting all of our proposals out of hand (the “March 2 Letter”) concluding that “the proposal would not be in the best interests of the Company or its shareholders.”

In your March 2 Letter, you state that “it is in the best interests of the Company and its shareholders for us to continue to pursue strategies to enhance both the short-term and long-term value of our operating business.”  What “strategies” are those?

Financial Performance of DEWY

From July 1, 2006, through March 31, 2016, a period of more than nine and a half (9.5) years, the Company has had cumulative net losses in excess of $2,280,000 and operating cash flow losses of approximate $690,000.  The Company has not had a profitable quarter since 2013.  Clearly your “strategies,” whatever they may be, are not working.   We point out the length of time so that it is not perceived that we arrived at any of our analysis with only a short term view.

Specifically, in the fiscal years 2014, 2015 and year to date 2016, DEWY’s operating cash flow losses have been more than $350,000 while the Company spent more than $500,000 on audits, board compensation, consulting fees, and other fees incidental to being a public company.  Whenever confronted about this, your simple response is that “we are good at being a public company.”  Where is the consideration of shareholder value?  We have challenged management on these costs, and have suggested alternative ways to decrease this cost, even going as so far as to introduce to the Company to other service providers.  Our ideas have been met with much resistance.

As chairman of a much larger public company, I know that the $125,000+ audit cost is excessive.  This type of financial performance is unsustainable over the long-term, and may very well result in the Company’s eventual insolvency and losses for shareholders over time.

Perhaps, the most ironic metric that relates to the financial performance of DEWY would be the increase in the CEO’s compensation from 2012 to 2016.  In 2012, DEWY generated approximately $9 million of revenue and $300,000 of net income.  In 2015, DEWY generated $6.6 million of revenue and had net income losses of $120,000.  However, the CEO’s compensation increased 31%. A decrease in sales to the point of losses should not be rewarded.

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Board Member Incentives

On several occasions, we spoke with management about the lack of ownership on the Board of Directors, particularly given the length of tenure of several of the directors.  We suggested a change to the compensation structure of the Board.  Again, we were met with resistance.

In regard to the makeup of the Board, PolyCap elaborated on the importance of fresh perspectives and giving a seat to a major investor.  In PolyCap’s view, a Board of a small Company needs to be highly engaged, and not simply phoning into meetings as if it is a spectator.  Even PolyCap’s simple views about fresh ideas and new directors were met with resistance.

Our only conclusion is that the Board has been specifically designed to isolate the status quo, which certainly has shown no evidence that it is creating any value for shareholders.

Background of PolyCap

PolyCap is generally categorized as a “special situations” investor.  Many of the situations in which we deploy capital are distressed and turnaround opportunities.  In several instances, PolyCap has taken an active role in its investments.  We are willing to purchase entire companies.  In 2012, PolyCap purchased a public company and took it private.  In the last three and a half years, PolyCap’s principals have executed more than $25 million in outright acquisitions.  PolyCap companies generate approximately $100 million in revenue, operate in 11 states, and sell products in more than 45 countries.  We mention these facts only to highlight that we are not ‘fast money’ or simply trying to extract money from the Company.  If we are to be considered anything it would be shareholder advocates.

PolyCap has been a shareholder of the Company since May 2013, more than three years.  During this time we have had numerous communications with the Company, including a meeting with the Board in December 2013.  You have rejected all of our suggestions for improvement or cost savings.

Given your recalcitrance, we will have no choice but to launch a public offer for the company so that shareholders can decide what a good path forward is for the Company.  It is our opinion that our offer is fair, and represents the best long-term option for all of the Company’s stakeholders.

PolyCap would be willing to purchase all common shares of DEWY for $3.00 per share, which represents a 50% premium to the last closing price.  Given the continued deterioration of the Company’s financial health, and lack of tangible new opportunities to bring the business back to profitability, we believe that this is a fair offer for the Company.

For too long we have sat by idly, waiting for empty promises to materialize.  The time has come for a shareholder advocate to speak up and demand that shareholders who do not have the last name “Dewey” be heard.

Regards,

/s/ John Wachter

Manager of Polymathes Founder Fund LP

Manager of Polymathes Capital LLC

Polymathes Capital LLC | 20 Nassau Street, Suite 12 | Princeton, NJ  08542 | Tel: (609) 945-1690

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